FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May 16, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, #1460 -701 West Georgia Street

Vancouver, B.C. Canada V7Y 1C6

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

LIST OF  EXHIBITS

Exhibit 1

Press Release dated May 16, 2003

Exhibit 2

Press Release dated May 14, 2003

Exhibit 3

Audited Financial Statements, year ended Dec 31, 2003

Exhibit 4

Schedule B&C to the Audited Financial Statements Dec 31, 2003

Exhibit 5

Notice of A.G.M.

Exhibit 6

Information Circular and Proxy dated May 13, 2003 and Shareholders' return card for supplemental mailings.

List of Exhibits

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NEWS RELEASE

Symbols:  LVH.TSX Venture Exchange

    LVFHF.OTC Bulletin Board

    LVH.Berlin Stock Exchange

May 16, 2003

The Company is pleased to announce that Mr. Jack Aktorosyan of Montreal, Quebec ("Mr. Aktorosyan") has joined the Company's Board of Directors effective May 12, 2003 filling the vacancy created by the resignation of Mr. David Horlington.

Mr. Aktorosyan brings to the Company valuable computer business analysis experience.   Mr. Aktorosysan has been involved in the Computer Business Analysis Industry for several years.

The Company welcomes Mr. Aktorosyan to the Company's Board of Directors.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LVFH.COM

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

_____________________________

Bedo H. Kalpakian,

Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

List of Exhibits

NEWS RELEASE

Symbols:  LVH.TSX Venture Exchange

    LVFHF.OTC Bulletin Board

    LVH.Berlin Stock Exchange

May 14, 2003

Further to the Company's News Release dated March 11, 2003.,  Las Vegas From Home.com Entertainment Inc. (the "Company" or "Las Vegas") is pleased to announce that final approval from the TSX Venture Exchange has been received with respect to the non-brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc., ("Lucky") a related company, whereby Lucky has acquired 2,500,000 common shares in the capital of the Company at a price of Canadian $0.10 per common share, for total proceeds of Canadian $250,000.  The 2,500,000 shares have been issued which have a hold period expiring September 13, 2003.  The Company will expend the proceeds from this non-brokered Private Placement Financing towards software development and any unspent amount shall be used as general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LVFH.COM  OR EMAIL US AT INFO@LVFH.COM

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

_____________________________

Bedo H. Kalpakian,

Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

List of Exhibits

LAS VEGAS FROM HOME.COM

 ENTERTAINMENT INC.

Consolidated Financial Statements

December 31, 2002 and 2001

INDEX

Page

Consolidated Financial Statements

Report of Independent Chartered Accountants

1

Consolidated Balance Sheets

2

Consolidated Statements of Operations and Deficit

3

Consolidated Statements of Cash Flows

4

Notes to Consolidated Financial Statements                                                                                                    5-21

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas from Home.com Entertainment Inc. as at December 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and the results of their operations and cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles in the United States of America and are discussed in note 14 to the consolidated financial statements.  The financial statements as at December 31, 2001 and for the years then ended December 31, 2001 and 2000 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 1, 2002.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, Canada

March 14, 2003

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 1 to the consolidated financial statements.  Our report to the shareholders dated March 14, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, British Columbia

March 14, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

December 31

	2002	2001

Assets

Current
Cash and term deposits	$19,294	$119,272
Accounts receivable	93,851	27,732
Prepaids	4,595	64,700
	117,740	211,704
Due from Related Party (note 10)	0	26,180
Interest in Mineral Property (note 5)	1	1
Property and Equipment (note 6)	227,459	494,717

Total Assets	$345,200	$732,602

Liabilities

Current
Accounts payable and accrued liabilities	$328,090	$212,955
Due to related parties (note 10)	102,119	13,587
Loan payable (note 7)	0	200,000
Obligation under capital lease (note 8)	0	14,628
	430,209	441,170
Obligation under Capital Lease (note 8)	0	26,479

	430,209	467,649

Stockholders' Equity (Deficiency)

Capital Stock (note 9)	12,343,788	10,801,388
Subscriptions (note 9)	0	150,000
Deficit	(12,428,797)	(10,686,435)

	(85,009)	264,953

Total Stockholders' Equity (Deficiency) and Liabilities	$345,200	$732,602

Commitments and Contingencies (notes 12 and 13)

"Bedo H. Kalpakian"

.....................................................................  Director

Bedo H. Kalpakian

"Neil Spellman"

.....................................................................  Director

Neil Spellman

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Years Ended December 31

	2002	2001	2000

Interest Income	$9,776	$20,087	$21,475
Rake and License Revenue	375,608	0	0
	385,384	20,087	21,475

Expenses
Salaries and benefits	828,290	381,145	283,330
Advertising and promotion	346,736	67,204	316,308
Technical consulting	272,698	197,299	281,156
Legal, accounting and audit	188,293	90,287	159,247
Travel, meals and entertainment	184,581	266,742	268,617
Management fees (note 10)	180,000	180,000	169,000
Rent	112,886	123,031	102,249
Consulting and professional fees	109,084	80,828	0
Office	83,455	62,450	59,078
License fee	41,250	56,775	123,783
Bank charges, interest and foreign
Exchange	26,644	29,494	4,980
Telephone	25,484	97,651	95,110
Regulatory and transfer agent fees	12,270	23,587	28,162
Repairs and maintenance	7,018	0	0
Shareholder communication	5,641	3,172	4,174
Donation	2,100	0	50
Recovery on software development
(note 10(a))	(200,000)	0	0
Depreciation	67,188	46,534	26,869
	2,293,618	1,706,199	1,922,113

Loss Before Other Items	(1,908,234)	(1,686,112)	(1,900,638)

Other Items
Gain on sale of investments	0	0	22,685
Gain (loss) on disposal of property
and equipment	(39,575)	114	0
Recovery (provision) for loans
Receivable	156,470	(181,677)	0
Write-down of software	(166,023)	(239,196)	0
Gain on settlement of debt (note 7)	200,000	0	0
Interest income on debt settlement	15,000	0	0
	165,872	(420,759)	22,685
Net Loss	(1,742,362)	(2,106,871)	(1,877,953)
Deficit, Beginning of Year	(10,686,435)	(8,579,564)	(6,701,611)

Deficit, End of Year	$(12,428,797)	$(10,686,435)	$(8,579,564)

Net Loss Per Share	$ (0.05)	$ (0.10)	$ (0.20)
Weighted Average Number of
Common Shares	34,176,428	21,184,593	9,280,501

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Years Ended December 31

	2002	2001	2000
Operating Activities
Net loss	$(1,742,362)	$(2,106,871)	$(1,877,953)
Items not involving cash
Depreciation	67,188	46,534	26,869
Gain on sale of investments	0	0	(22,685)
Loss (gain) on disposal of
property and equipment	39,575	(114)	0
(Recovery) Provision for loans receivable	(156,470)	181,677	0
Write-down of software	166,023	239,196	0
Gain on settlement of debt	(200,000)	0	0
Operating Cash Flow	(1,826,046)	(1,639,578)	(1,873,769)
Change in Non-Cash Working Capital
Accounts receivable	(66,119)	(18,242)	(653)
Prepaids	60,105	12,787	(41,068)
Due from related party	26,180	(96,029)	(86,621)
Accounts payable and accrued liabilities	115,134	66,083	55,199
Payable to related parties	88,532	6,570	(12,003)
	223,832	(28,831)	(85,146)
Cash Provided by (Used in) Operating Activities	(1,602,214)	(1,668,409)	(1,958,915)
Financing Activities
Common shares issued,
net of issue costs	1,542,400	1,531,804	2,363,225
Capital subscriptions	0	150,000	0
Loan payable	0	200,000	0
Loan receivable	0	(1,623)	(23,584)
Repayment of capital lease	0	(12,576)	0
Cash Provided by Financing Activities	1,542,400	1,867,605	2,339,641
Investing Activities
Proceeds on sale of investment
in securities	0	0	85,885
Purchase of investment in
securities	0	0	(63,200)
Proceeds on disposal of property
and equipment	1,353	1,605	0
Purchase of property and equipment	(41,517)	(256,718)	(346,553)
Cash Used in Investing Activities	(40,164)	(255,113)	(323,868)
Inflow (Outflow) of Cash	(99,978)	(55,917)	56,858
Cash and Term Deposits, Beginning
of Year	119,272	175,189	118,331
Cash and Term Deposits, End of Year	$19,294	$119,272	$175,189
Supplementary Information
Interest paid	$0	$0	$76
Issue of shares in settlement of
note payable	$0	$0	$82,500

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

1.

NATURE OF OPERATIONS AND GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company was previously involved in the exploration of mineral properties.  During 1999, the Company decided not to continue in the mineral exploration business and sold its mineral properties and wrote down its remaining property to $1 (note 5).

The Company and its Antiguan subsidiaries are in the business of developing, acquisition and marketing of software for on-line multi-player interactive poker games.  The Company's Antiguan subsidiary holds an interactive gaming license which was granted by the International Financial Sector Regulatory Authority of Antigua and Barbuda to conduct and operate interactive gaming from the period starting October 1, 2001 and ending September 30, 2002.  The Company has formally requested an extension of the interactive gaming licence.

During the year, the Company's Antiguan subsidiary,  Action Poker Gaming Inc. ("Action"), moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawakee Mohawk Reserve ("Kahnawakee") in Canada.

Kahnawakee has reserve status in Canada, which has its own regulations and laws concerning interactive gaming.  These regulations allow the Kahnawakee Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet.  The law in Kahnawakee regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawakee Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk for the period commencing November 1, 2002 and ending October 31, 2004 (note 12(a)).

The gaming and entertainment operations are carried on by the Company's Antiguan subsidiaries and not by the Company in Canada.  Due to the nature of Internet gaming and payment by credit card the subsidiaries cannot verify whether the customers are of a lawful age.  The subsidiaries have taken precautions to ensure customers are not from Canada.  The expected principal revenues of the Company's Antiguan subsidiaries will be from collecting rakes, licensing fees and royalties.  The subsidiaries operate as an Internet host of card games and collect a fee as host (rake) and do not participate in the actual card games.

Although management believes that the conduct of Internet gaming related activities by its Antiguan  subsidiaries will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

1.

NATURE OF OPERATIONS AND GOING CONCERN (Continued)

The Company has incurred significant operating losses over the past three fiscal years.  In addition, the Company must raise significant capital to develop its business and to fund operation costs.  It is not certain that the Company will be successful in its efforts to raise the  required capital to continue its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the "going concern" assumption used in preparing these financial statements.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  As described in note 14, these principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas From Home.com Entertainment Inc., and its wholly-owned subsidiaries Touchdown Inc., Action Poker Gaming Inc., Endzone Inc., G.T. Enterprises Inc. and Azat Investment LLC.  All inter-company balances and transactions have been eliminated.

(b)

Mineral properties

Mineral properties are recorded at cost.  The costs relating to a property abandoned were written off when the decision to abandon was made.

(c)

Depreciation

Depreciation of property and equipment is calculated on the following bases and annual rates:

Software

-  30% Declining balance

Computer equipment

-  30% Declining balance

Furniture and equipment

-  20% Declining balance

Vehicle under capital lease

-  Straight-line over the lease term

Software development costs are capitalized once technical feasibility has been established and a market has been identified.  Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Stock-based compensation plans

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(e)

Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis based on agreed terms of licences and contracts as the services are rendered.  Revenues from rakes are earned when pre-determined criteria have been met by players of the games.

Allowances for non-collection of revenues are made when collectibility becomes uncertain.

(f)

Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(g)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Current assets, current liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses, at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Net loss per share

Net loss per share is calculated using the weighted average number of shares outstanding.  The dilutive effect of options and warrants is not reflected in loss per share for 2002, 2001 and 2000 as the effect would be anti-dilutive.

(i)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

4.

FINANCIAL INSTRUMENTS

(i)

Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related party and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, this is minimized by the Company's large customer base.  The Company monitors its exposure to credit risk.

(iv)

Translation risk

The Company translates the results of foreign operations into Canadian currency using  approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

5.

MINERAL PROPERTIES

	2002	2001

Pike County, United States of America
Acquisition cost, net of proceeds	$1	$1

During 1992, the Company purchased several mineral properties located in Pike County, Arkansas, USA.  During 1999, the Company sold a portion of the mineral properties and wrote down the remaining mineral property to $1.

6.

PROPERTY AND EQUIPMENT

	2002
		Accumulated	Net
	Cost	Depreciation	Book Value

Software and development costs	$180,901	$36,180	$144,721
Computer equipment	94,471	11,733	82,738

	$275,372	$47,913	$227,459

	2001
		Accumulated	Net
	Cost	Depreciation	Book Value

Software and development costs	$337,623	$0	$337,623
Computer equipment	159,389	59,888	99,501
Furniture and equipment	17,069	3,093	13,976
Vehicle under capital lease	53,683	10,066	43,617

	$567,764	$73,047	$494,717

During 2000, the Company helped develop and acquired, subject to a Source Code Escrow Agreement, ownership interest in certain software for multi-player interactive poker games.  The software was at a stage where it could be played for fun money when various disputes arose between the Company and the software developer during 2001.  As a result, the development of the software has halted.  Presently, the software is not capable of generating revenue, as it cannot be played for real money.  The Company is in the process of seeking an arbitration based on the original contract in order that the existing disputes may be resolved.  During 2002, the Company wrote down the software by $166,023 (2001 - $156,724), to reflect the potential decrease in value.

During 2001, the Company developed its own multi-player interactive poker games software.  The amount of $180,901 has been capitalized under software and development costs.  Depreciation commenced in 2002 as the software was commercially released during the year.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

7.

LOAN PAYABLE

During 2001, the Company issued a debenture for the principal amount of $200,000 at an interest rate of 9% per annum.  The debenture including interest was forgiven in 2002.

8.

OBLIGATION UNDER CAPITAL LEASE

	2002	2001

Capital lease obligation	$0	$41,107
Less: Current portion	0	(14,628)

	$0	$26,479

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

9.

CAPITAL STOCK

(a)

Authorized

  100,000,000

Common shares without par value

    5,000,000

Preferred shares

(b)

Issued

	Number
	of Shares	Amount

Balance, January 1, 2000	5,609,067	$6,552,759
Member sponsorship fee	275,000	82,500
Exercise of stock options for cash	378,267	203,480
Exercise of warrants for cash	523,833	209,533
Private placements
Net proceeds	5,688,769	2,318,650
Finder's fees	134,300	0
Issuing costs	0	(97,338)

Balance, December 31, 2000	12,609,236	9,269,584
Exercise of warrants for cash	341,125	60,257
Private placements
Net proceeds	11,737,392	1,611,261
Finder's fees	66,667	(139,714)

Balance, December 31, 2001	24,754,420	10,801,388
Exercise of warrants for cash	1,311,066	199,800
Private placements
Net proceeds	9,038,000	1,372,600
Finder's fees	3,000,000	(30,000)

Balance, December 31, 2002	38,103,486	$12,343,788

(c)

Subscriptions

	Number
	of Shares	Amount

Balance, January 1, 2002	750,000	$150,000
Issued during the year	(750,000)	(150,000)

Balance, December 31, 2002	0	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

9.

CAPITAL STOCK (Continued)

The Company closed non-brokered private placements with certain directors of the Company and individuals for 12,038,000 units of the Company's securities at prices ranging from $0.10 to $0.20 per unit, for net proceeds of $1,297,600.  Of the new units issued, 1,688,000 units consist of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at an exercise price of $0.35 per common share in the first year and $0.70 per common share in the second year.

The Company issued 1,311,066 units of the Company's securities to certain directors of the Company and individuals as a result from the exercising of warrants from $0.14 to $0.16 per warrant for total proceeds of $199,800.

(d)

Warrants

At December 31, 2002, the following warrants are outstanding.  Each warrant entitles the holder to purchase one common share of the Company at the exercise price with the following expiry dates:

	Exercise	Number of Warrants
	Price	2002	2001

August 28, 2002	$ 0.40 to $0.60	0	1,310,000
February 28, 2002	$ 0.40 to $0.60	0	165,000
September 15, 2002	$ 0.40 to $0.60	0	400,000
September 29, 2002	$ 0.40 to $0.60	0	600,000
October 6, 2002	$ 0.40 to $0.60	0	335,857
March 5, 2003	$ 0.16	100,000	500,000
March 20, 2003	$ 0.15	25,000	850,000
April 24, 2003	$ 0.14	614,114	791,305
May 9, 2003	$ 0.14	2,475,000	2,475,000
June 1, 2003	$ 0.40	875,000	1,000,000
June 4, 2003	$ 0.40	920,000	920,000
June 22, 2003	$ 0.25 to $ 0.40	2,075,000	2,200,000
June 28, 2003	$ 0.40	125,000	125,000
July 13, 2003	$ 0.40	875,000	875,000
September 17, 2003	$ 0.25	2,000,000	2,000,000
January 9, 2004	$ 0.35 or $ 0.70	955,000	0
February 8, 2004	$ 0.35 or $ 0.70	733,000	0

Total warrants outstanding		11,772,114	14,547,162

The warrants with expiry dates March 5, 2003 and March 20, 2003 have expired subsequent to year-end.  The warrants with expiry dates January 9, 2004 and February 8, 2004 may be exercised at $0.35, if exercised within the first year of grant and at $0.70 if exercised subsequent to the first year of grant.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

9.

CAPITAL STOCK (Continued)

(e)

Stock options

From time to time the Company grants stock options to employees and directors pursuant to the rules and regulations of the TSX Venture Exchange.  During 2002, the Company adopted an incentive stock option plan under which the Company may issue 3,810,349 stock options to acquire common shares in the capital of the Company as an incentive to officers, directors, employees and other persons who can contribute to the success of the Company.  The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2002, 2001 and 2000.

	Number	Exercise
	of Shares	Price

Balance, January 1, 2000	512,306
Options granted	1,232,956	$ 0.20 to $ 0.45*
Options exercised	(378,267)	$ 0.27 to $ 0.76
Options expired	(147,994)	$ 0.40 to $ 0.82

Balance, December 31, 2000	1,219,001
Year ended December 31, 2001
Options granted	1,755,002	$ 0.14 to $ 0.40
Options cancelled	(365,045)	$ 0.14 to $ 0.20
Options expired	(137,516)	$ 0.40 to $ 0.75

Balance, December 31, 2001	2,471,442
Year ended December 31, 2002
Options granted	2,746,907	$ 0.10 to $ 0.11
Options cancelled	(1,608,000)	$ 0.11 to $ 0.36

Balance, December 31, 2002	3,610,349

*

Stock options that were priced between $0.76 to $1.49 per share were repriced to $0.36 per share during 2000.

During the year, stock options totalling 1,275,890 granted between September 20, 1999 to September 4, 2001 priced between $0.20 to $1.49 per share were repriced to $0.11 per share.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

9.

CAPITAL STOCK (Continued)

(e)

Stock options (Continued)

At December 31, 2002 and 2001, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price with the following expiry dates:

	Exercise	Number of Shares
	Price	2002	2001

August 5, 2004	$ 0.36	0	100,000
September 10, 2004	$ 0.36	50,000	75,000
January 5, 2005	$ 0.36	0	38,000
March 10, 2005	$ 0.11	156,176	156,176
August 4, 2005	$ 0.11	185,000	195,000
September 25, 2002	$ 0.11	171,264	171,264
November 16, 2005	$ 0.11	131,000	131,000
March 23, 2006	$ 0.15	25,000	25,000
May 3, 2003	$ 0.11 to $ 0.23	46,178	231,178
June 4, 2003	$ 0.11 to $ 0.24	32,450	327,450
July 10, 2003	$ 0.11 to $ 0.20	100,000	300,000
September 4, 2003	$ 0.11 to $ 0.20	0	400,000
December 7, 2003	$ 0.10 to $ 0.22	166,374	321,374
May 17, 2003	$ 0.11	963,907	0
November 4, 2003	$ 0.10	1,583,000	0

Total stock options
outstanding		3,610,349	2,471,442

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

9.

CAPITAL STOCK (Continued)

(e)

Stock option (continued)

The Company applies the Intrinsic Value Method in accounting for its stock options granted to employees, and accordingly, compensation expense of $0 (2001 - $0; 2002 - $0) was recognized as salaries expense.  During the year, certain options were repriced and as a result have become variable options and are accounted for accordingly.  Had compensation expense been determined under the fair value method using the Black-Scholes option - pricing model, the pro-forma effect on the Company's net loss and per share amounts would have been as follows:

Net loss, as reported	$(1,742,362)
Recognized under intrinsic value, as reported	0
Unrecognized fair value	(90,610)

Net loss, pro-forma	$(1,832,972)

Net loss per share, as reported	$ (0.05)
Net loss per share, pro-forma	$ (0.05)

The fair value of each option grant is calculated using the following weighted average assumptions:

Expected life (years)	1
Interest rate	2.75%
Volatility	78.19%
Dividend yield	0.00%

Certain options are variable options as they were repriced during 2002.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

10.

RELATED PARTY TRANSACTIONS

(a)

During the year, the Company received a payment of $200,000 from Lucky 1 Enterprises Inc. ("Lucky"), a company related by common management, directors and officers.  This payment represents amounts for software development for three  on-line card games (the gaming software) which when complete the Company and Lucky will have joint ownership.  This payment is Lucky's sole contribution to the development of the gaming software as the Company will be solely responsible for the remainder of the costs.  The Company's Antiguan subsidiaries will be the operator of the gaming software and will be responsible for the marketing of all the on-line card games.  The Company's Antiguan subsidiaries are to receive 60% of all revenues that shall be generated from the operations of the gaming software and Lucky will receive the remaining 40%.

(b)

Receivable from related party

	2002	2001

Lucky 1 Enterprises Inc.	$0	$182,650
Provision for write-down	0	(156,470)

	$0	$26,180

(c)

Payable to related parties

	2002	2001

Payable to Lucky 1 Enterprises Inc.	$26,821	$5,057
Payable to directors	75,298	8,530

	$102,119	$13,587

The Company shares office premises and office expenses with Lucky.  Prior to August 2001, Lucky charged the Company for its proportionate share of office rent, payroll expenses and other expenses.  Subsequent to August 2001, rent for the office premises are paid by the Company and Lucky is charged for its proportionate share.

Amounts payable to directors are for expenses incurred on behalf of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002 and 2001

10.

RELATED PARTY TRANSACTIONS (Continued)

Related party transactions during the year:

(i)

paid interest income to directors $842 (2001 - $8,004; 2000 - $6,818);

(ii)

paid management fees to a company related by common management and directors $180,000 (2001 - $180,000; 2000 - $169,000);

(iii)

received interest income from Lucky for loans $4,734 (2001 - $8,311; 2000 - $4,410);

(iv)

received rent from Lucky for shared offices $5,153 (2001 - $0; 2000 - $(0);

(v)

paid rent to Lucky for shared offices $0 (2001 - $35,670; 2000 - $45,094).

(vii)

reimbursed Lucky $142,351 (2001 - $115,023; 2000 - $116,093) for payroll and benefits;

(viii)

reimbursed Lucky $31,819 (2001 - $30,323; 2000 - $44,034) for other office expenses; and

(ix)

paid a consulting fee of $10,000 to a director and $3,000 to a party related to a director.

11.

INCOME TAXES

	2002	2001

Future income tax assets

Non-capital loss carry-forwards for Canadian purposes	$4,635,558	$3,665,618
Excess of undepreciated capital cost over net book value of fixed assets	52,805	8,620
Exploration expenditures for Canadian purposes
Unused cumulative Canadian exploration expenses	6,370	6,370
Unused cumulative foreign exploration and development expenses	262,527	262,527

	4,957,260	3,943,135

Tax rate - 39.62% (2001 - 44.62%)	1,964,066	1,759,427
Less: Valuation allowance	(1,964,066)	(1,759,427)

	$0	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

11.

INCOME TAXES

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

For Canadian income tax purposes, the exploration and development expenses can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $905,088.

The Company has available approximate non-capital losses which may be carried-forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2003	$125,171
2004	119,552
2005	158,221
2006	708,311
2007	1,108,651
2008	1,049,307
2009	1,366,345

$4,635,558

The benefit of these losses has not been recorded in these financial statements.

12.

COMMITMENTS

Pursuant to agreement entered into with various parties the Company's Antiguan subsidiary Action is required to make the following payments:

(a)

Interactive gaming license

(i)

monthly user fees of $10,000 US each month until May 1, 2003; and

(ii)

monthly user fees of $15,000 US each month from May 1, 2003 to October 31, 2004.

(b)

Financial transaction fees

(i)

Minimum monthly fee of $5,000 US for the credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions;

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

12.

COMMITMENTS (Continued)

(c)

Lease commitments

The Company has entered into operating leases for office space and office equipment.  The minimum rental commitments under operating leases are as follows:

Expiry Date	Amount

2003	$4,936

As at year-end, the Company was negotiating a new lease agreement for office space.

13.

CONTINGENCIES

(a)

The Company has been named defendant in a lawsuit claiming damages totalling $50,000 for breach of contract.  In the opinion of management, the outcome of this is presently  undeterminable.

(b)

The Company commenced legal action against a third party seeking repayment of a promissory note due to the Company for $25,000 plus interest.  Subsequently, the Company and two directors were named defendants in a counterclaim for damages totalling $307,944.  In the opinion of management, the outcomes are presently undeterminable.

No amounts have been reflected in the financial statements.

14.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)

U.S. accounting pronouncements

In December 2002, FASB issued SFAS 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an amendment to SFAS 123".  SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation.  Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value method of accounting.  These disclosures are now required for interim periods in addition to the traditional annual disclosure.  The amendment to SFAS 123, which provides for additional methods, are effective for the periods beginning after December 15, 2002, although earlier application is permitted.  The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

14.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)

Resource properties

In accordance with Canadian GAAP exploration and development expenditures are capitalized.  Under US GAAP all exploration and development expenditures are charged to operations when incurred.

(c)

Effect on loss

	2002	2001	2000
Net loss under Canadian GAAP	$(1,742,362)	$(2,106,871)	$(1,877,953)
Compensation expense related to stock options under US GAAP	0	(123,644)	(134,805)
Net loss under US GAAP	$(1,742,362)	$(2,230,515)	$(2,012,758)

Basic and diluted loss per common share under US GAAP	$ (0.05)	$ (0.11)	$ (0.22)

(d)

Effect on interests in mineral properties

	2002	2001	2000

Interests in mineral properties under US GAAP	$1	$1	$1

(e)

Effect on shareholder's equity

	2002	2001	2000
Shareholders' equity (deficiency) under Canadian GAAP	$(83,590)	$264,953	$690,020
Adjustment to capital stock for value of stock options granted under US GAAP	0	123,644	134,805
Compensation expense related to stock options under US GAAP	0	(123,644)	(134,805)
	0	0	0

Shareholders' equity (deficiency) under US GAAP	$(83,590)	$264,953	$690,020

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

15.

SUBSEQUENT EVENTS

(a)

Subsequent to year-end, the Company entered into a non-brokered private placement financing agreement with Lucky, a related company.  Upon final approval by the TSX Venture Exchange, the Company will issue to Lucky 2,500,000 common shares in the capital of the Company at $0.10 per share for total proceeds of $250,000.  These funds are expected to be used for software development and any unused amounts will be used as general working capital.

(b)

Subsequent to year-end, two of the Company's wholly-owned Antiguan subsidiaries, G.T. Enterprises Inc. and Endzone Inc. were dissolved.

List of Exhibits

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

____  SCHEDULE A

    X    SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Las Vegas From Home.com Entertainment Inc.

FOR THE QUARTER ENDED: December 31, 2002

DATE OF REPORT:  May 10, 2003

ISSUER ADDRESS:  #1460 - 701 West Georgia Street, Vancouver, BC  V7Y 1C6

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-0204

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:   Chairman         CONTACT TEL. NO:

(604) 681-0204

CONTACT EMAIL ADDRESS: bedo@lvfh.com

WEBSITE ADDRESS:  www.lasvegasfromhome.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN

     "BEDO H. KALPAKIAN"

    2003/05/10

NAME OF DIRECTOR

       SIGN (TYPED)

       DATE SIGNED (YY/MM/DD)

 NEIL SPELLMAN                      "NEIL SPELLLMAN"                                 2003/05/10

NAME OF DIRECTOR

       SIGN (TYPED)

       DATE SIGNED (YY/MM/DD)

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses (for the year-to-date period):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 3 of the attached audited financial statements.

2.

Related party transactions

The Company shares office space with Lucky 1 Enterprises Inc. ("Lucky"), a company related by common management and directors.  Lucky charges the Company for its proportionate share of payroll and other expenses ("Las Vegas obligations").  During the twelve month period ended December 31, 2002, the Company has paid to Lucky the sum of $174,170 for the Las Vegas obligations which are as follows: payroll expenses of $142,351 and other expenses of $31,819.

The Company has charged Lucky  $5,153 for its share of rent for the year ended December 31, 2002.

For the twelve month period ended December 31, 2002, the aggregate amount of expenditures made to management totaled $180,000 and was paid to Kalpakian Bros. of B.C. Ltd., the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.

Gregory T. McFarlane, a director has an outstanding loan for $2,000 and charged the Company $4,571 in professional fees for the year.

3.

Summary of securities issued (during the year-to-date period):

a)	Number of Shares	Amount In Cdn$
AUTHORIZED - common	100,000,000
Issued and Outstanding: Beginning of period:	24,754,420	10,801,388

Issued during the period:	Number of Shares	Amount in Cdn$
January 9, 2002 - issuance of 955,000 units at $0.20 per unit to 6 investors pursuant to a non-brokered private placement dated December 7, 2001. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share of the Company at $0.35 per common share up to January 9, 2003 and at $0.70 per common share up to January 9, 2004.	955,000	191,000

January 17, 2002 - exercise of share purchase warrants attached to units sold covered by the short form offering document dated March 26, 2001	500	70

February 8, 2002 - issuance of 733,000 units at $0.20 per unit to 7 investors pursuant to a non-brokered private placement dated December 7, 2001. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share of the Company at $0.35 per common share up to February 8, 2003 and at $0.70 per common share up to February 8, 2004.	733,000	146,600

February 27, 2002 - exercise of share purchase warrants attached to units sold pursuant to a non-brokered private placement dated February 27, 2001.	400,000	60,000

March 18, 2002 - exercise of share purchase warrants attached to units sold pursuant to a non-brokered private placement dated February 27, 2001.	100,000	15,000

March 26, 2002 - exercise of share purchase warrants attached to units sold pursuant to a non-brokered private placement dated February 27, 2001.	325,000	48,750

March 26, 2002 - exercise of share purchase warrants attached to units sold Pursuant to a non-brokered private placement dated February 14, 2001.	150,000	24,000

April 2, 2002 - exercise of share purchase warrants attached to units sold pursuant to a non-brokered private placement dated February 14, 2001.	250,000	40,000

April 12, 2002 - (1st tranche) issuance of 5,685,000 common shares to 15 investors pursuant to a non-brokered private placement dated March 25, 2002.	5,685,000	568,500

April 18, 2002 - exercise of share purchase warrants attached to a short form offering document dated March 26, 2001.	76,923	10,769

April 18, 2002 - exercise of agent's warrants attached to short form offering document dated March 26, 2001.	8,643	1,210

April 30, 2002 - (2nd and final tranche) issuance of 1,665,000 common shares to 5 investors pursuant to a non-brokered private placement dated March 25, 2002.	1,665,000	166,500

June 20, 2002 - issuance of 3,000,000 common shares to 1 investor pursuant to a non-brokered private placement dated June 9, 2002.	3,000,000	300,000
Less: Finder's fee at 10%	-	(30,000)

Balance at December 31, 2002:	38,103,486	$12,343,787

AUTHORIZED - preferred

5,000,000

Issued and Outstanding:

              0

(a)

Summary of options granted during the period ended December 31, 2002:

Agreement Date	Optionees	Number of Common shares	Exercise price Per share (Cdn $)	Expiry Date

May 17, 2002	Employees (3)	125,000	0.11	May 17, 2003
May 17, 2002	Directors (2)	838,907	0.11	May 17, 2003

November 4, 2002	Directors(3)	383,000	0.10	November 4, 2003
November 4, 2002	Director (1)	250,000	0.10	November 4, 2003
November 4, 2002	Consultants (2)	400,000	0.10	November 4, 2003
November 4, 2002	Employees (11)	550,000	0.10	November 4, 2003
	TOTAL:	2,546,907

4.

Summary of securities as at the end of the reporting period:  (December 31, 2002)

(a) Authorized share capital:

- common shares

100,000,000

- preferred shares

    5,000,000

(b) Shares issued and outstanding:

- common shares

 38,103,486

- preferred shares

0

(c) Summary of options outstanding:

Agreement Date	Optionees	Number of Common shares	Exercise price Per share (Cdn $)	Expiry Date

September 10, 1999	Director	25,000	0.36	September 10, 2004
September 10, 1999	Employees (2)	25,000	0.11*	September 10, 2004

March 10, 2000	Directors (2)	141,176	0.11*	March 10, 2005
March 10, 2000	Employee (1)	15,000	0.11*	March 10, 2005
August 4, 2000	Director (2)	170,000	0.11*	August 4, 2005
August 4, 2000	Employees (2)	10,000	0.11*	August 4, 2005

August 4, 2000	Employee (1)	5,000	0.11*	March 16, 2003
September 25, 2000	Directors (2)	171,264	0.11*	September 25, 2005
November 16, 2000	Directors (2)	131,000	0.11*	November 16, 2005
March 23, 2001	Director (1)	25,000	0.15	March 23, 2006

May 3, 2001	Consultant (1)	46,178	0.23	May 3, 2003
June 4, 2001	Directors (2)	32,450	0.11*	June 4, 2003

July 10, 2001	Directors (2)	100,000	0.11*	July 10, 2003

December 7, 2001	Employees (3)	116,374	0.10**	December 7, 2003
December 7, 2001	Director (1)	50,000	0.10**	December 7, 2003
May 17, 2002	Employees (3)	125,000	0.11	May 17, 2003
May 17, 2002	Directors (2)	838,907	0.11	May 17, 2003

November 4, 2002	Directors(3)	383,000	0.10	November 4, 2003
November 4, 2002	Director (1)	250,000	0.10	November 4, 2003
November 4, 2002	Consultants (2)	400,000	0.10	November 4, 2003
November 4, 2002	Employees (11)	550,000	0.10	November 4, 2003

	TOTAL:	3,610,349

*  Stock options that were priced between $0.36 to $0.20 per share were repriced to $0.11 per share during May                        2002.

** Stock options that were priced @ $0.22 per share were re-priced during November, 2002.

(d)  Summary of warrants outstanding:

Private Placement Agreement Dates	Placees	Number of Warrants	Exercise Price $	Expiry Dates

February 14, 2001 - Non Brokered Private Placement	2 investors	100,000	0.16	Mar 5, 2003

February 27, 2001 - Non Brokered Private Placement	1investor	25,000	0.15	Mar 20, 2003

March 26, 2001 - Short Form Offering Document	Several investors	500,423	0.14	Apr 24, 2003
March 26, 2001	Agent's Warrants	113,691	0.14	Apr 24, 2003

March 20, 2001 - Brokered Private Placement	GTL Securities	2,250,000	0.14	May 9, 2003
March 20, 2001	Agent's Warrants	225,000	0.14	May 9, 2003

May 16, 2001 - Non Brokered Private Placement	1 investor	875,000	0.40	June 1, 2003

April 18, 2001 - Non-Brokered Private Placement	4 investors	920,000	0.40	June 4, 2003
April 18, 2001 - Brokered Private Placement	1 investor	2,000,000	0.40	June 22, 2003
April 18, 2001	Agent's Warrants	200,000	0.25	June 22, 2003

April 18, 2001 - Non Brokered Private Placement	5 investors	875,000	0.18	July 13, 2002
			0.40	July 13, 2003

August 13, 2001 - Non Brokered Private Placement	11 investors	2,000,000	0.20	Sept 17, 2002
			0.25	Sept 17, 2003

December 7, 2001 - Non Brokered Private Placement	6 investors	955,000	0.35	Jan 9, 2003
			0.70	Jan 9, 2004

December 7, 2001 - Non Brokered Private Placement	7 investors	733,000	0.35	Feb 8, 2003
			0.70	Feb 8, 2004
	TOTAL:	11,772,114

(e) Total number of shares subject to escrow or pooling agreements:     0

5.

List of Directors and Officers as of the date the report is signed:

Bedo H. Kalpakian

- Chairman and Director

Jacob H. Kalpakian

- President and Director

Gregory T. McFarlane

- Director

Neil Spellman

- Director

Penilla Klomp

- Secretary

SCHEDULE C:   MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company and its Antiguan subsidiaries are in the business of developing, acquiring and marketing software for on-line multi-player interactive poker games.   The gaming and entertainment operations will be carried on by the Company's Antiguan  subsidiary, namely Action Poker Gaming Inc. ("Action Poker") and not by Las Vegas from Home. com Entertainment Inc.  The expected principal revenues of the Company's Antiguan subsidiary will be from collecting rakes, licensing fees and royalties.

Results of Operations

During the year , the Company developed its new generation software for on-line multi-player interactive poker games.  The Company's software was built exclusively by the Company and is owned outright by the Company. The Company's new generation software for on-line multi-player interactive poker games was successfully launched  live on-line under the URL www.tigergaming.com.

The company's indirectly owned Antiguan subsidiaries, Endzone Inc. ("Endzone") and Action Poker entered into an agreement dated July 7, 2000, as subsequently amended by various other agreements (collectively, the "Purchase and Support Agreement") with Nasser Towfigh ("Nasser"), Orang Towfigh ("Orang") and Exellon Enterprises Inc. ("Exellon"), a private company controlled by Nasser and Orang, all of West Vancouver, British Columbia, Canada (collectively referred to as "the Endzone Software Developer"), whereby Exellon sold, under certain terms and conditions, to Endzone (Subject to a Source Code Escrow Agreement) a 100% ownership interest in a certain software for multi-player interactive poker games (the "Endzone Software").   Pursuant to the Purchase and Support Agreement, Endzone has made certain payments to the Endzone Software Developer and has made certain advances to Nasser.   The Endzone Software was at a stage where it could be played for fun money when various disputes arose between the Company and the Endzone Software Developer.  As a result, the development of the Endzone software was halted. On December 31, 2001, the Company wrote down the Endzone Software by $156,724 (2000:  $Nil), being 50% of the amount paid to reflect the potential decrease in value.   On September 30, 2002,  the Company wrote off the remainder.  During December 2001, the Company made a provision for the write-down of the loan receivable from Nasser Towfigh in the amount of $25,207.  On February 4, 2002, the Company made a formal demand to Nasser for the repayment of the demand loan plus interest owing to the Company in the amount of $25,312.35.  Furthermore, on February 4, 2002, pursuant to the July 7, 2000 Software Purchase and Support Agreement, the Company gave formal notice to the Endzone Software Developer to invoke the provision for Arbitration.  On February 12, 2002, the Company brought an Action in the Supreme Court of British Columbia against Nasser for the sum of $25,312.35 in respect to the advances made by the Company to Nasser plus accrued interest.  On March 25, 2002, Nasser filed a Statement of Defence to the Company's Action and has filed a counterclaim against the Company, its Chairman, and its President.  The parties to the Lawsuit are attempting to amicably resolve all disputes between themselves.

On March 26, 2002, the Company entered into a Letter of Intent with Inter-Franchise Inc. of Laval, Quebec ("Inter-Franchise"), an arm's length third party, whereby the Company would have acquired under certain terms and conditions,  100% of the shares of Inter-Franchise.  By mutual consent, the Company and Inter-Franchise have agreed not to proceed with the contemplated transaction.

On April 26, 2001, the Company entered into an agreement with Cryptologic Inc. of Toronto, Ontario ("Crypto") in respect to the terms of an arrangement between Crypto and the Company in relation to a Debenture (the "April 26, 2001 Agreement"), whereby Crypto advanced to the Company the sum of Canadian $200,000 for the purposes of marketing the Action Poker Software.  The April 26, 2001 Agreement was subject to certain terms and conditions.  In furtherance to the April 26, 2001 Agreement, the Company's wholly-owned Antiguan subsidiary G.T. Enterprises Inc. ("GT") entered into a Software Supply and Support Agreement on May 14, 2001 with Wagerlogic Limited ("Wagerlogic") a Cyprus Corporation wholly-owned by Crypto and Cryptologic Caribbean Limited ("CCL") an Antiguan Corporation wholly-owned by Crypto (hereinafter collectively referred to as the "Cryptologic Group"). On March 12, 2002 the Company and GT filed an action in the Supreme Court of British Columbia against the Cryptologic Group.  Subsequently, the Company and GT entered into an amicable out-of-court settlement with the Cryptologic Group in respect to all outstanding matters between the parties.

During 2002, the Company's wholly-owned Antiguan Subsidiary entered into Licensing and Affiliate Agreements in respect to its Software for on-line multi-player interactive poker games with various parties that are at arm's length to the Company.

At the Company's most recent Annual General Meeting of its Members, which was held on June 24, 2002 at the Company's offices in Vancouver, B.C. the shareholders of the Company passed a resolution to fix the number of Directors of the Company at 6.  Mr. David Horlington of Montreal, Quebec was elected as a Director of the Company replacing Mr. David Neale who did not stand for re-election.  Mr. David Neale served as a member of the Company's Board of Directors from November 8, 1999 up to June 23, 2002.  Furthermore, the shareholders of the Company approved the implementation of an Incentive Stock Option Plan for the Company which was subsequently approved by the TSX Venture Exchange on July 22, 2002.

On July 10, 2002, Mr . Morden C. Lazarus and Mr. R. Ronald Sheppard resigned from their positions as members of the Board of Directors of the Company and on July 12 and 16, 2002. Mr. Neil Spellman and Mr. Paul Gragtmanns joined the Company's Board of Directors.

On September 9, 2002, Mr Paul Gragtmanns resigned from his position as a director of the Company for personal reasons.  The Directors of the Company decided that the Board seat vacated by Mr. Paul Gragtmanns shall not be filled.

The Company has entered into a licensing agreement with Lucky 1 Enterprises Inc. ("Lucky"), a related company, for the joint development of certain on-line gaming software consisting of three card games (the "Gaming Software").  The Company has received from Lucky the agreed license fee of Cdn $200,000 for the Gaming Software.  The Gaming Software is equally owned by the Company and Lucky.  The Company's Antiguan subsidiary shall be the operator of the Gaming Software.  The Company Antiguan subsidiary shall receive 60% and Lucky shall receive 40% as to all revenues that shall be generated from the operations of the gaming software.

During the twelve month period ended December 31, 2002, the Company incurred a net loss of $1,741,936 ($0.05 per share) as compared to a net loss of $2,106,871 ($0.10 per share) for the same period in the previous year.  Operating expenses during the twelve month period amounted to $2,295,703 as compared to $1,706,199 in the same period for the year 2001.  This amount consists primarily of advertising and promotion, legal, accounting and audit, professional and consulting fees, salaries and benefits, technical consulting, depreciation and rent.  The increase in operating costs is mainly attributable to the Company expanding its staffing requirements and engaging consultants for the development, testing, enhancement, technical and marketing support of the Company's software for on-line multi-player interactive poker games. Advertising and promotional costs were $346,736 as compared to $67,204 for the same period in the previous year. During the twelve month period ended December 31, 2002, the Company's Antiguan Subsidiary recorded revenues generated from the Company's software for on-line multi-player interactive poker games of $375,608 (2001:  $Nil).  These revenues have been applied towards general and administrative costs of the Company's Antiguan Subsidiaries.

Investor Relations

The Company had a Communications and Investor Relations Agreement dated November 15, 2001 (the "Agreement") with Renmark Financial Communications of Montreal, Quebec ("Renmark") which has been terminated effective November 15, 2002.  Renmark was paid a monthly fee of $7,500.

Liquidity and Solvency

The Company has financed its operations mainly through private placements. The proceeds from all of the private placements were applied towards software development costs, continued enhancement of the company's software and general working capital.

On January 10 and on February 11, 2002, the Company completed the first and second tranche of the non-brokered Private Placement Financing which was announced on December 7 and 21, 2001.  The Company issued a total of 1,688,000 units at $0.20 per unit for total proceeds of $337,600.  Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at the price of $0.35 per common share in the first year and at $0.70 per common share in the second year.  The Private Placement Financing shares which have been issued are subject to a hold period expiring May 9 and June 8, 2002 respectively. The funds received from this financing were expended towards software development and any unspent amounts were added towards general working capital.

On February 1, 2002, the Company entered into agreements with two arm's length third parties to issue convertible debentures, upon certain terms and conditions, for principal amounts totalling $110,000 bearing compounded interest at the rate of 10% per annum payable quarterly.  The convertible debentures were to become due and payable on February 1 and 4, 2003.  However, the convertible debentures were never issued as the agreements have been terminated by mutual consent on April 17, 2002.

On April 16 and 30, 2002, the Company closed the first and second tranche of the non-brokered Private Placement Financing which was announced on March 25 and 28, 2002.  The Company issued a total of 7,350,000 common shares in the capital of the Company at a price of $0.10 per common share, for total proceeds of $735,000.  The Private Placement Financing shares which have been issued are subject to a hold period expiring August 12 and 30, 2002 respectively.  The funds received from this financing have been expended towards software development and towards general working capital.

On June 24, 2002, the Company closed the non-brokered Private Placement Financing which was announced on April 2, 2002.  The non-brokered Private Placement Financing was changed from the originally proposed $300,000 convertible debenture into a Private Placement Subscription for $300,000 common shares in the capital of the Company.  Pursuant to this non-brokered Private Placement the Company issued a total of 3,000,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $300,000.  The Private Placement Financing shares which have been issued are subject to a hold period expiring on October 20, 2002.  In connection with this non-brokered Private Placement Financing, the Company paid a Finder's Fee in the amount of $30,000 to Mr. Harry Migirdic of Montreal, Quebec.  The Company will expend the proceeds from this non-brokered Private Placement towards software development and general working capital.

During the twelve month period ended December 31, 2002, a  total of 1,311,066 share purchase Warrants were exercised for total proceeds of $199,800.  The funds received by the Company have been used for general working capital.

As at December 31, 2002, the Company had a working capital deficit of $327,096 as compared to a working capital deficit of $229,466 in the same period of 2001.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and debt financings in order to conduct its operations without interruption, it is the Company's intention to pursue these methods for future funding.

Subsequent events

1.

On March 11, 2003, the Company announced that it had entered into a Non-Brokered Private Placement Financing Agreement with Lucky, whereby Lucky, a related company, shall acquire 2,500,000 common shares in the capital of the Company at a price of Cdn $0.10 per common share for total proceeds of Cdn $250,000.  This transaction is subject to the final approval of the TSX Venture Exchange.

2.

For personal reasons, Mr. David Horlington of Montreal, Canada has resigned from the Board of Directors of the Company effective March 6, 2003.

List of Exhibits

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Las Vegas From Home.com Entertainment Inc. (hereinafter called the "Company") will be held on Monday, June 30, 2003 at #1460 - 701 West Georgia Street, Vancouver, British Columbia, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2002 and the Auditor's Report thereon;

2.

To fix the number of Directors for the ensuing year at four;

3.

To elect Directors for the ensuing year;

4.

To appoint Smythe Ratcliffe, Chartered Accountants, as the Company's Auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor;

5.

To approve the implementation of a stock option plan and the granting, amending and exercising of incentive stock options to Directors, Officers and Employees of the Company at prices and on terms acceptable to the regulatory authorities as more particularly described under the heading "Special Business" in the accompanying Information Circular;

6.

To transact such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and Proxy with notes to Proxy.

Take notice that pursuant to section 111 of the British Columbia Company Act ("Act") and section 4(2) of the Company Act Regulations, there are no qualifications for directors provided by the Company's Articles or by the Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director.  The Act provides in s.114(1) that no person is qualified to become a director who is:  under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the Criminal Records Act (Canada); or a person whose registration in any capacity has been cancelled under the Securities Act by either the B.C. Securities Commission or the executive director, or under the Mortgage Brokers Act by either the Commercial Appeals Commission or the registrar unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

Shareholders unable to attend the Annual General Meeting in person should read the notes accompanying the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time and to the location set out in the said notes to the Proxy.

The enclosed Proxy is solicited by Management and you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 13th day of May, 2003.

BY ORDER OF THE BOARD,

"Bedo H. Kalpakian"

_____________________

Bedo H. Kalpakian,

Chairman

List of Exhibits

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, PACIFIC CENTRE

#1460 - 701 WEST GEORGIA STREET

VANCOUVER, BRITISH COLUMBIA

CANADA   V7Y 1C6

INFORMATION CIRCULAR

(as at May 13, 2003 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Las Vegas From Home.com Entertainment Inc. (the "Company") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on Monday, June 30, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting.  While it is expected the solicita-tion will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying Proxy are directors of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY OR BY COMPLETING ANOTHER PROXY.  The Proxy will not be valid unless it is deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays and holidays) before the holding of the said Meeting or with the Chairman of the Meeting at anytime prior to the vote in which it is to be exercised.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at P.O. Box 10068, Pacific Centre, #1600 - 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

EXERCISE OF DISCRETION

The persons named in the enclosed Proxy will, if the instructions are certain, vote the shares represented thereby on any poll, and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted in accordance with the specification so made.  ON A POLL, THEY WILL VOTE SUCH SHARES FOR THE APPROVAL OF EACH MATTER FOR WHICH NO SPECIFICATION HAS BEEN MADE.

The enclosed Proxy confers discretionary authority upon the person appointed under the Proxy with respect to amendments or variations of matters identified in the Notice of Annual Meeting, and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at May 13, 2003, the record date for the Meeting, the Company had outstanding 40,603,486 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

To the best of the knowledge of the directors and senior officers of the Company, there were no persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at May 13, 2003.

Only shareholders of record at the close of business on May 13, 2003 will be entitled to receive the Notice of Annual General Meeting and only shareholders of record at the close of business on May 13, 2003 will be entitled to vote or have their shares voted at the Meeting.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ending December 31, 2002 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting.  The Financial Statements, together with the Auditors' Report thereon and Directors' Report to Members, are being mailed to the shareholders of record with this Information Circular.  Copies of the Financial Statements, together with the Directors' Report to Members, Notice of Meeting, Information Circular and Proxy will be available from the Company's Registrar and Transfer Agent.

EXECUTIVE COMPENSATION

The following is a discussion of the compensation paid to each of the individuals who were, as at December 31, 2002, the most recently completed fiscal year of the Company, the Company's Chief Executive Officer and the Company's other four most highly compensated executive officers whose individual total compensation exceeded $100,000 for the most recently completed fiscal year (the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer except for not serving as such as at the Company's most recently completed fiscal year end.

During each of the fiscal years ended December 31, 2002, 2001 and 2000, the Company had two Named Executive Officers;  Bedo H. Kalpakian, the Chairman of the Board and a director of the Company and Jacob H. Kalpakian, the President and a director of the Company.

Definitions:  for the purpose of this Information Circular.

"Equity security" means securities of the Company that carry a residual right to participate in earnings of the Company and, upon liquidation or winding up of the Company, its assets.

"Option" means all options, share purchase warrants and rights granted by the Company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment.

"LTIP" means long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

"SAR" means a stock appreciation right, which is a right, granted by the Company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary of Compensation

The following table is a summary of compensation paid to the two Named Executive Officers for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ending	Salary	Bonus	Other Annual Compensati-on	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compensation
Bedo H. Kalpakian, Chairman (1)	2002 2001 2000	$90,000 $90,00084,500	N/A N/A N/A	N/A N/A N/A	485,953 66,225 306,720	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Jacob H. Kalpakian, President (1)	2002 2001 2000	$90,000 $90,000 $84,500	N/A N/A N/A	Use of Company's leased motor vehicle & other automobile taxable benefits totaling $12,004 (2)	485,954 66,225 306,720	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)

Bedo H. Kalpakian and Jacob H. Kalpakian are paid indirectly through Kalpakian Bros. of B.C. Ltd. pursuant to a Management Agreement.  Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" and "Management Contracts" for further particulars.

(2)

The Company has a four-year lease relating to a motor vehicle.  Jacob H. Kalpakian is entitled to the use of  the Company's leased motor vehicle effective April 6, 2001.  The total standby charge and operating costs paid by the Company on behalf of Jacob H. Kalpakian for the year 2002 was $12,004.34.

Long -Term Incentive Plans - Awards In Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the two Named Executive Officers during the most recently completed fiscal year.

Options/SARS Granted During The Most Recently Completed Fiscal Year

During the Company's most recently completed fiscal year, the following incentive stock options were granted to the two Named Executive Officers.  No SAR's (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	% of Total Options Granted to Employees in Fiscal Year	Market Value * of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Bedo H. Kalpakian	May 17/2002 Nov 04/2002	419,453 66,500	$0.11 $0.10	13.0%	$0.11 $0.08	May 17/2003 Nov 04/2003
Jacob H. Kalpakian	May 17/2002 Nov 04/2002	419,454 66,500	$0.11 $0.10	13.0%	$0.11 $0.08	May 17/2003 Nov 04/2003

*

Closing price of the Company's shares on the Canadian Venture Exchange on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently

Completed Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets out the fiscal year end value of stock options held by the two Named Executive Officers.  During this period, no incentive stock options were exercised and no SAR's were held or exercised by the two Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End (1) Exercisable/ Unexercisable ($)
Bedo H. Kalpakian	Nil	$Nil	858,898/ NIL	$NIL / NIL
Jacob H. Kalpakian	Nil	$Nil	858,899 / NIL	$NIL / NIL

(1)

In-the-Money options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the options, being the aggregate of the difference between the market value of the securities at fiscal year-end and the exercise price.  The closing  price of the Company's shares on December 31, 2002 (i.e., fiscal year-end) was $0.04 per share and these options were therefore not in the money.

Termination of Employment, Change in Responsibilities

and Employment Contracts

The two Named Executive Officers received indirectly the sum of $7,500 per month each pursuant to a Management Agreement between the Company and Kalpakian Bros. of B.C. Ltd. dated February 1, 2000 (the "Management Agreement").   The Management Agreement may be wholly terminated by either party on six months' written notice.  Reference is made to the section entitled "Management Contracts" below.

Compensation of Directors

Compensation for the two Named Executive Officers has already been disclosed above.

The Company has no standard arrangement pursuant to which direc-tors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

During the Company's most recently completed fiscal year, the following incentive stock options were granted to the Company's directors, other than the two Named Executive Officers:

Name	Date of Grant	No. of Options Granted	Exercise Price	Expiration Date
Neil Spellman	Nov 04/2002	250,000	$0.10	Nov 04/2003
David Horlington	Nov 04/2002	250,000	$0.10	Nov 04/2003

MANAGEMENT CONTRACTS

During the most recently completed financial year, Kalpakian Bros. of B.C. Ltd. (the "Manager") was paid $180,000, the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and shareholders, of #1207-5775 Toronto Road, Vancouver, BC V6T 1X4 and 4269 West 29th Avenue, Vancouver, BC V6S 2C3.  Pursuant to the Management  Agreement ("Agreement") dated February 1, 2000, the remuneration payable to the Manager under the Agreement is $15,000 per month plus GST plus reimbursement of all traveling and  other expenses incurred by the Manager in connection with performing its services. The Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on six months' written notice. Neither the Manager nor any associate or affiliate of the Manager has (i) been indebted to the Company since the commencement of the latest completed fiscal year; or (ii) entered into any transaction or arrangement with the Company since the commencement of the last completed year, except as disclosed herein.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the latest completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transac-tion which has materially affected or would materially affect the Company or any of its subsidiaries except as disclosed herein.

Reference is made to the sections entitled "Management Contracts" and "Executive Compensation".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting except as disclosed herein.  In particular, reference is made to "Directors' and Employees' Incentive Stock Options".

For the purpose of this paragraph "person" includes each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution fixing the number of directors of the Company at five for the ensuing year.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the Shareholders or until their successors are appointed.  In the absence of instruc-tions to the contrary, the enclosed Proxy will be voted for the five nominees listed herein.   The names of further nominees may come from the floor at the Meeting.  The Company has received no nominations for directors from shareholders holding in the aggregate not less than 10% of the shares having the right to vote at the Meeting, as set out in the Advance Notice of Meeting, published in the Province Newspaper on May 2, 2003, in Vancouver, BC.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.

"THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK"

The nominees for the office of directors and information concern-ing them as furnished by the individual nominees are as follows:

Name, position with the Company and Municipality of Residence (1) (2)	Principal Occupation for the past five years	Date Served as Director Since	Common Shares Held (3)

Bedo H. Kalpakian* Chairman and Director Vancouver, BC	Chairman of the Company; President of Lucky 1 Enterprises Inc.	September 9, 1987	500,735(4)

Jacob H. Kalpakian President and Director Vancouver, BC	President & C.E.O. of the Company; Vice- President of Lucky 1 Enterprises Inc.	January 2, 1991	542,891(4)

Gregory Todd McFarlane* Director Las Vegas, Nevada	May 1997 to Feb 1998 - Disk Jockey with Clear Channel Broadcasting, Las Vegas, NV, USA Mar 1998 to Mar 1999 - Disk Jockey with Lotus Broadcasting, Las Vegas, NV, USA June 1999 to Apr 2000 - Race & Sports Book Writer with Ballys Hotel & Casino, Las Vegas, NV, USA May 2000 to Aug 2001-Advertising Copywriter with DRGM Advertising and Public Relations in Las Vegas, NV, USA Sept 2001 to present - Freelance advertising copywriter, Las Vegas, NV, USA	October 1, 1992	25,000

Neil Spellman* Director Carlsbad, California	Mar 1982 - Feb, 2001: Vice President and Financial Consultant, Salomon, Smith, Barney, Inc. Feb 2001 - present: Sr. Vice President of DB Financial Management, Inc.	July 12, 2002	215,000
Jack Aktorosyan Director Montreal, Quebec	May 1997 - April 2002: Self Employed Computer Business Analyst May 2002 - Present - Computer Business Analyst with C.G.I. Montreal, Quebec.	May 12, 2003	210,000

*    Members of the Company's Audit Committee.  The Company does not have an executive committee.

(1)

All Directors were elected at the last Annual General Meeti-ng, with the exception of Neil Spellman and Jack Aktorosyan. Unless otherwise stated above, all nominees have held the principal occupation or employment indicated for the past five years.

(2)

For the purposes of disclosing positions held in the Comp-any, "Company" shall include the Company and a parent or subsidiary thereof.

(3)

Common shares beneficially owned by directors (directly or indirectly or over which control or direction is exercised) is based on information furnished to the Company by the nominees.

(4)

Of these shares, 142,100 are held by Pacific Missouri Holdings Inc. and 226,033 common shares are held by Kalpakian Bros. of B.C. Ltd., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Gregory T. McFarlane, a director of the Company, has an outstanding interest free loan payable for $2,000 and has charged the Company $4,571 in professional fees for the year.

APPOINTMENT AND REMUNERATION OF AUDITOR

On February 4, 2003, the Company received notice from Grant, Thornton LLP, Chartered Accountants of Vancouver, British Columbia of their resignation as the Company's auditors.  Smythe Ratcliffe, Chartered Accountants of Vancouver, British Columbia have agreed to be engaged as auditors of the Company.

Shareholders will be asked to approve the appointment of Smythe Ratcliffe, Chartered Accountants of the 7th floor, Marine Building, 355 Burrard Street, Vancouver, B.C. V6C 2G8 as the Auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board of Directors.

The Reporting Package required pursuant to National Policy 31 is included with this information circular.

BUSINESS

DIRECTORS AND EMPLOYEES INCENTIVE STOCK OPTIONS

General approval of shareholders is sought for an ordinary resolution to confirm, ratify and approve the Company's Stock Option Plan (the "Plan") which was approved by the Board of Directors by resolution passed on May 12, 2003., subject to the approval of the Company's shareholders and the approval of the TSX Venture Exchange (the "TSX-V") and subject to such amendments as may be required by the TSX-V and/or the shareholders of the Company. A copy of the Plan is available for inspection during normal business hours at the Company's head office, Suite 1460 - 701 West Georgia, Vancouver, BC V7Y 1C6 during the period from the mailing of this Information Circular through the date of the Meeting. A copy of the Plan will also be available for inspection at the Meeting.

The Company is a Tier 2 issuer under the policies of the TSX-V. A Tier 2 issuer is permitted by the TSX-V to reserve up to 10% of its issued and outstanding shares for issuance under the issuer's stock option plan on a "rolling" as opposed to "fixed" basis (meaning the 10% limit is calculated from time to time whenever an option is granted and is based on the number of then issued and outstanding Common Shares).

Summary of Material Terms

1.

Number of Common Shares Reserved for Issuance under the Plan

The Board of Directors proposes to reserve for issue under the Plan and any stock options previously granted outside of the Plan in the aggregate such number of Common Shares as equals 10% of its issued and outstanding Common Shares on a "rolling" basis, i.e. calculated from time to time whenever an option is granted under the Plan.

The number of Common Shares currently issued and outstanding is 40,603,486.  The number of Common Shares reserved for issuance under currently outstanding stock options totals 3,610,349.  It is the intention of the Board to grant any future stock options under the Plan. If any option (whether granted under such Plan or not) expires or otherwise terminates, in whole or in part, without having been exercised in full, the Common Shares not purchased under such option shall revert to and become available for issuance under the Plan.

2.

Certain Defined Terms

Each of the following defined terms used in the Plan has the meaning assigned thereto in the policies of the TSX-V: "Consultant", "Employee", "Investor Relations Activities", "Management Company Employee" and "Market Price". "Insider" has the meaning assigned thereto in the Securities Act (British Columbia).

3.

Purposes of the Plan and Eligibility

The purpose of the Plan is to advance the interests of the Company by providing eligible persons with additional incentive; encouraging stock ownership of eligible persons; increasing the proprietary interest of eligible persons in the success of the Company; encouraging eligible persons to remain with the Company or its subsidiaries; and attracting new employees, directors and officers.

Directors, senior officers, Consultants, Employees, and Management Company Employees of the Company and its subsidiaries are eligible to participate in the Plan.

While the Board, or any Committee to which administration of the Plan may be delegated, may, at its discretion, decide which terms to include in any option agreement on a case-by-case basis and there is no obligation on the Board or such Committee, if any, to use an identical form of option agreement or stipulate identical terms for each category of optionee or otherwise, the TSX-V and the Board impose certain restrictions as set out below.

Unless the TSX-V permits otherwise:

(a)

The aggregate number of Common Shares that may be reserved for issuance pursuant to an option or options granted to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding Common Shares, calculated at the date any such option is granted.

(b)

The aggregate number of Common Shares underlying any option or options granted to any Consultant in any 12-month period shall not exceed 2% of the issued and outstanding Common Shares, calculated at the date any such option is granted.

(c)

The aggregate number of Common Shares underlying any option or options granted to persons engaged to perform Investor Relations Activities in any 12-month period shall not exceed 2% of the issued and outstanding Common Shares, calculated at the date any such option is granted.

4.

Vesting Requirements

Any option granted to any Consultant engaged to perform Investor Relations Activities shall vest in stages over 12 months with no more than 25% of the option vesting upon completion of any three-month period. As for any option granted to any other category of optionees, the Board of Directors may, at its sole discretion, determine whether such option shall vest immediately or be subject to such vesting schedule as the Board may deem appropriate in the circumstances.

Notwithstanding the above, in the event a take-over bid is made by any offeror to acquire outstanding voting or equity securities of the Company, if the securities subject to the offer to acquire, together with any securities of the Company already owned by the offeror, would constitute in the aggregate more than 50% of the outstanding securities of that class of securities at the date of the offer to acquire, the Board of Directors shall have the power and authority to pass a resolution deeming options that have not vested at the time to have vested, so as to enable optionees to exercise their respective options to the fullest extent possible and to tender all shares thereunder to such take-over bid.

5.

Termination or Expiry of Options

The Plan stipulates that options may be granted under the Plan with a maximum term of five years.

Except as otherwise determined by the Board options granted to an optionee who is a director, senior officer, Employee, Consultant or Management Company Employee must expire within 90 days after the optionee ceases to fall within at least one of those categories and options granted to an optionee who is engaged in Investor Relations Activities must expire within 30 days after the optionee ceases to be engaged to provide Investor Relations Activities. Termination for cause shall result in expiry of the affected option effective immediately upon such termination.

In the event of an optionee's death, the deceased's option may be exercised by his or her heirs or administrators within one year after the date of death (to the extent that the optionee was entitled to exercise such option as of the date of death).

6.

Other Material Terms

The exercise price for any Option shall be fixed by the Board. The Plan stipulates that the minimum exercise price shall not be less than the Market Price.

All options granted and any Common Shares issuable upon exercise thereof shall be subject to any resale restrictions under applicable securities laws and policies of the TSX-V.

All options are non-assignable and non-transferable (subject to the options being exercisable by the optionee's heirs or administrators in the event of the optionee's death).

The Board of Directors may at any time, and from time to time, amend the Plan. However, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary for the Plan to satisfy any TSX-V or other stock exchange listing requirements. The Board shall not make any changes to any existing option agreement that are adverse to the optionee unless such optionee first consents in writing to any such changes. The Plan stipulates that disinterested shareholder approval will be obtained for any reduction in the exercise price if the optionee is an Insider of the Company at the time of the proposed reduction.

If any change is made in the Common Shares subject to the Plan, or subject to any option (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the type(s) and maximum number of securities subject to the Plan and the maximum number of securities subject to award to any person, and the outstanding options will be appropriately adjusted in the type(s) and number of securities and price per share of shares subject to such outstanding options.

Shareholder Approval

Management requests that the shareholders consider and, if deemed appropriate, pass an ordinary resolution as follows:

"RESOLVED THAT the Company's Stock Option Plan dated May 12, 2003, be and it is hereby confirmed, ratified and approved."

OTHER BUSINESS

Management is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of Proxy to vote the shares repres-ented thereby in accordance with their best judgment on such matter.

By order of the Board,

"Bedo H. Kalpakian"

____________________

Bedo H. Kalpakian,

Chairman

May 13, 2003

REGISTERED AND NON-REGISTERED SHAREHOLDERS

In accordance with National Instrument 54-101 (the "Instrument") and pursuant to the British Columbia Securities Act and Rules and the Alberta Securities Act and Rules:

(a)

A registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters.  Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; and

(b)

Non-registered shareholders entitled to receive an issuer's audited annual financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer's fourth fiscal quarter.

TO:

Las Vegas From Home.com Entertainment Inc. (the "Company")

As an owner of shares of the Company, I request that my name and address be placed on your supplemental mailing list to receive interim financial statements.

DATE:

_______________________________________________

NAME OF SHAREHOLDER:

_______________________________________________

Please Print Name

ADDRESS:

_______________________________________________

_______________________________________________

_______________________________________________

SIGNATURE:

_______________________________________________

I certify that I am a registered shareholder

SIGNATURE:

_______________________________________________

I certify that I am a non-registered shareholder

NOTE:

PLEASE RETURN THIS DOCUMENT ALONG WITH YOUR PROXY IN THE ATTACHED ENVELOPE.  AS THE SUPPLEMENTAL LIST WILL BE UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC. (the "Company")

TO BE HELD AT

1460-701 West Georgia Street,

Vancouver, B .C . Canada V7Y 1C6

ON JUNE, 30, 2003 AT 10:00AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Bedo H. Kalpakian, the President and a Director of the Company, or failing this person, Jacob H. Kalpakian, the Vice President and a Director of the Company, or in the place of the foregoing,
__________________________
as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Not ice of Meeting and Information Circular)

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ________________________________________________________

Please Print Name: _________________________________________________

Date: _____________________________________________________________

Number of Shares Re presented by Proxy: _____________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the Meeting.
2.	If the shareholder has its securities held by its financial institution and wishes to attend the Meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3.	If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder.

4 .	If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.
5.	The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee, in its sole discretion, sees fit.

6.	If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy by sending a new Proxy with the revised instructions (see item 2 above).

7.	The Proxy will not be valid unless it is dated and signed by the shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or officers or an attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the Proxy.

8.	The Proxy will not be used at the Meeting or any adjournment thereof unless the same is deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, at least 48 hours (excluding Saturdays and holidays) before the holding of the Meeting, or with the Chairman of the Meeting at any time prior to the vote on which it is to be exercised.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or may be accepted by the Chairman of the Meeting prior to the vote on which it is to be exercised.. The mailing address of Computershare Trust Company is 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 and its fax number is (604) 683-3694.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:"Bedo H. Kalpakian"

(Signature)

Chairman & Director

Date: May 16, 2003